UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):    ☐  Form 10-K    ☐  Form 20-F    ☐  Form 11-K    ☐  Form 10-Q    ☐  Form 10-D    ☐  Form N-SAR

                          ☐   Form N-CSR

For Period Ended

☐ Transition Report on Form 10-K	☒ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended:                                 June 26, 2009

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

Silicon Graphics International Corp.
Full Name of Registrant

Rackable Systems, Inc.
Former Name if Applicable

46600 Landing Parkway
Address of Principal Executive Office (Street and Number)

Fremont, CA 94538
City, State and Zip Code

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒ (b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to file its transition report on Form 10-Q for the period ended June 26, 2009, within the prescribed forty-day deadline. On June 19, 2008, the Company’s board of directors approved a change in its fiscal year end from the Saturday closest to December 31st of each year to the last Friday in June of each year. Due to this change, the Company’s current fiscal year, which began on January 4, 2009, ended on June 26, 2009, triggering transition period reporting pursuant to Rules 13a-10 and 15d-10 of the Securities Exchange Act of 1934.

The transition period is related to the acquisition by the Company (formerly known as Rackable Systems, Inc.) of substantially all the assets of Silicon Graphics, Inc. (“Legacy SGI”) on May 8, 2009. Due to the timing of the acquisition, as well as integration and accounting issues related thereto, the Company could not, without unreasonable effort or expense, complete its preparation of the June 26, 2009 transition report’s financial statements and conduct adequate internal and external reviews of those financial statements in time to file, as required on August 5, 2009. The Company expects to file the Transition Report on Form 10-Q no later than August 10, 2009.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Tim Pebworth	(510)	933-8300
(Name)	(Area Code)	(Telephone Number)

Vice President, Corporate Controller and

Chief Accounting Officer

(2)

Have all other periodic reports required under 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively, and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects revenue for the quarter ended June 26, 2009 to be in the range of $55 - $60 million, compared to $75.8 million in the comparable period of 2008, and gross margin for the quarter ended June 26, 2009 to be in the range of 6% to 10%, compared to 9.0% for the comparable period of 2008. In addition, the Company expects to record a one time, non-taxable gain associated with the difference between the Legacy SGI assets purchase price of $42.5 million and the fair value of the net assets acquired. As of June 26, 2009, the Company had $139.5 million in cash, cash equivalents, long-term and short-term investments, compared to $180.7 million at the end of its 2008 fiscal year.

The foregoing contains forward-looking statements, including statements regarding the Company’s anticipated financial results for the quarter ended June 26, 2009, which are preliminary and subject to adjustment following completion of routine quarterly review procedures and subsequent audit. Actual results may differ materially from forward-looking statements due to a number of risks and uncertainties including those associated with the quarterly review procedures and preliminary nature of the foregoing.

                    Silicon Graphics International Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date August 6, 2009	By	/s/ MAURICE LEIBENSTERN
Maurice Leibenstern Senior Vice President, General Counsel and Corporate Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).